Filed by FPL Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: FPL Group Inc.
Commission File No.:1-8841

published by Corporate Communications December 19, 2005

Special Edition

FYI News
Faxed to our distribution list and posted to INFPL on Mondays or special issues as needed.

To request a news item send an e-mail
to Phil Stelly.

To add or remove a fax number, send an
e-mail to Corporate Communications.

FPL Group and Constellation Energy to merge, creating nation's largest competitive energy supplier and its second-largest electric utility portfolio

Today we announced that FPL Group and Constellation Energy have signed a definitive agreement to create the nation's largest competitive energy supplier and its second-largest electric utility portfolio. The agreement was unanimously approved by both companies' board of directors.

The combined company, which will maintain dual headquarters in Juno Beach, FL and Baltimore, MD and have approximately 21,750 employees, will serve more than 5.5 million electric customers in Florida and Maryland and 625,000 gas customers in Maryland. Its competitive wholesale and retail businesses will serve thousands of commercial, industrial and utility customers, including approximately 72 FORTUNE 100 companies. Its generation portfolio will be the nation's largest, exceeding 45,000 megawatts of domestic capacity, and it will be the third-largest nuclear plant operator in the U.S.

The attached letter from FPL Group Chairman and CEO Lew Hay provides more information about the merger. More details, including answers to many of your initial questions, are available on INFPL and in other communications. A series of employee meetings also will be held today in Juno Beach, the General Office, the LFO and the St. Lucie and Turkey Point power plants.

The companies are targeting the receipt of all regulatory approvals in 9 to 12 months and they currently intend to seek shareholder approval in the second quarter of 2006. As with any event of this kind, change can bring stress and anxiety for the individuals involved. One of the best ways to reduce that is by giving you as much information as possible as quickly as we can. Along the way, every effort will be made to keep you up to date on developments throughout the process.

Please copy, post or route this important information

FPL Group, Inc., P.O. Box 14000, Juno Beach, FL 33408-0420
Lewis Hay, III Chairman and Chief Executive Officer
December 19, 2005

Dear Fellow Employee,

I am pleased and proud to inform you that FPL Group, Inc. and Constellation Energy have agreed to merge, creating the nation's largest competitive energy supplier and its second-largest electric utility.

We are joining forces with one of the fastest-growing competitive energy suppliers in the nation and a strong gas and electric utility. Following our receipt of the necessary shareholder and regulatory approvals, our new company will have $57 billion in total assets, a generating fleet in excess of 45,000 megawatts, more than 5.5 million electric customers in Florida and Maryland, and 625,000 natural gas customers in Maryland. We will have a combined total of approximately 21,750 employees.

The new company will be known as Constellation Energy and will have headquarters in both Juno Beach and Baltimore. While FPL Group will assume the Constellation Energy name, we will keep the valuable Florida Power & Light Company name for our regulated Florida utility and will continue to operate Florida Power & Light from our current headquarters. The new board of directors will be composed of nine directors named by FPL Group and six directors named by Constellation Energy. FPL Group shareholders will own approximately 60 percent of the shares in the new company, and Constellation Energy shareholders will own approximately 40 percent.

I will serve as chief executive officer of the combined company and Mayo Shattuck, currently chairman and CEO of Constellation Energy, will serve as its chairman of the board. Mayo will oversee the competitive energy supply business, and will assist me in corporate strategy. He will ensure the combined organization has the right integration plan, risk management and oversight structure, then transition his executive responsibility in the year following closing. This merger is built upon combining the strengths and assets of two great companies. Together, we expect to be able to leverage opportunities to a degree that neither could alone. We expect to enhance the revenues and earnings potential of our existing businesses and maintain our strong financial position to allow continued investments in the future.

We will be building a winning position in the competitive energy sector. FPL Energy brings an industry-leading and rapidly growing renewable energy platform and a diversified, high-performing generation portfolio of nearly 12,500 megawatts, and Constellation Energy has an equally diversified and high-performing competitive generation asset portfolio of nearly 12,000 megawatts. The combination creates a more balanced footprint in major competitive markets - particularly in New England and Texas - and will leverage Constellation Energy's position as the leading supplier of energy in competitive markets across North America. This presents an important competitive advantage. Much of the power Constellation Energy sells today comes from plants it does not own, requiring it to buy and hedge supply in the open market. By combining our respective generation fleets, we can lower operating costs and be even more successful in growing earnings.

The new organization also will be creating a stronger and more diversified regulated utility business, serving more than 5.5 million electric customers. Florida Power & Light is one of the most respected utilities in the country, and we benchmark high among our peers in cost, reliability, customer satisfaction and most other measures. We also serve one of the fastest-growing territories in the nation. The Baltimore Gas and Electric Company (BGE), the nation's oldest utility, also has an excellent reputation and performance track record. By leveraging best practices and capitalizing on the scale of this combined entity, FPL and BGE clearly have added opportunity to better serve customers. The two utilities will be better able to assist each other in the event of natural disasters. We can share expertise in power systems operations to enhance reliability and in power generation technology to improve performance and address fuel diversity issues. Constellation has extensive experience and knowledge in coal technology and infrastructure from which FPL can benefit as we expand our generation fleet in Florida with an objective of added fuel diversity.

Please copy, post or route this important information

The competitive energy businesses will be headquartered in Baltimore. Fossil and renewable generation operations will be headquartered in Juno Beach.

This merger will create a combined enterprise nearly double the size of FPL Group. We will have the nation's largest generation portfolio, boasting more than 45,000 megawatts of capacity. Our 11 nuclear units will make us the nation's third-largest nuclear plant operator, and we will remain the largest wind power producer. Increasing our scale will offer significant cost and operating synergies as well as increased depth of resources and talent and added opportunity for career advancement.

Completion of the merger requires, among other things, shareholder and regulatory approvals. We anticipate that we will be able to obtain the necessary regulatory approvals within the next 9 to 12 months, which would have us closing toward the end of 2006 or the beginning of 2007. We would expect to seek shareholder approval in the spring of 2006.

As we move ahead toward completion of the merger, I know each of you is probably asking: How will this affect me? The answer is, it should be business as usual for virtually all of you. It is important for you to remain focused on our day-to-day business and on meeting our customers' needs. Our industry becomes more competitive and complex each day, and we cannot afford any distraction from our business priorities as the merger process moves forward.

Longer term, there will be some changes for our employees and those at Constellation Energy. One of the key benefits of a merger of this kind is improved operating efficiency and that can mean elimination of redundant job functions. Because of our strong growth prospects, we are not expecting significant net job losses. Furthermore, a portion of any job losses will be offset by anticipated retirements and normal attrition. More importantly, we expect to have added growth potential, which means high-performing employees should have added career opportunities. At this early stage, we have not yet done a thorough analysis of where the two organizations have roles that overlap - that will take time and will include input from all relevant areas of each company. Be assured that anyone who does become displaced will be handled with great care. We will make concerted efforts to find affected employees suitable replacement jobs, outplacement support or severance if we cannot offer comparable jobs.

During the coming months, we will develop transition implementation plans to ensure that as soon as the merger transaction is completed, we can immediately begin integrating operations. Throughout the process, we will keep you informed about our plans and progress. You can find even more information about Constellation Energy and our merger on INFPL, where we will post frequent updates throughout the process.

I and other members of our senior management team have spent considerable time with our counterparts at Constellation Energy. I have come to know Mayo Shattuck quite well over the past two years, having served alongside him on several industry organizations and the Capital One board of directors. I have tremendous respect for his business vision and leadership, his practical approach to issues, and his dedication to operating excellence and shareholder value. We believe that the cultures of our two companies are highly compatible and that this combination will be good for our employees, customers, communities and shareholders.

I hope you share our excitement about this merger of two great companies. The opportunity we now have to create what I believe will be the premier energy company is a tribute to your outstanding efforts in the past and your continued dedication to being the very best.

Sincerely,

Lew Hay
Please copy, post or route this important information

Non-Solicitation and Safe Harbor Language

This communication is not a solicitation of a proxy from any security holder of FPL Group, Inc. ("FPL Group") or Constellation Energy Group, Inc. ("Constellation Energy"). Constellation Energy intends to file with the Securities and Exchange Commission a registration statement that will include the joint proxy statement/prospectus of Constellation Energy and FPL Group and other relevant documents to be mailed to security holders in connection with the proposed transaction. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FPL GROUP, CONSTELLATION ENERGY AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to security holders of FPL Group and Constellation Energy seeking approval of the proposed transaction. Investors will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov . In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from FPL Group, 700 Universe Blvd., Juno Beach, FL 33408, Attention: Investor Relations, or from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, Md. 21202.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FPL Group, Constellation Energy and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FPL Group's directors and executive officers is available in the proxy statement filed with the SEC by FPL Group on April 5, 2005, and information regarding Constellation Energy's directors and executive officers is available in its proxy statement filed with the SEC by Constellation Energy on April 13, 2005. Information regarding J. Brian Ferguson, a director of FPL Group elected since the date of the filing of the 2005 definitive proxy statement can be found in FPL Group's filing on Form 10-Q, dated August 4, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, the likelihood and timing of the closing of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook) are not statements of historical facts and may be forward-looking. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include, for example, the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of FPL Group or Constellation Energy stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that anticipated synergies will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities; unexpected transaction costs or liabilities; economic conditions; and other specific factors discussed in documents filed with the Securities and Exchange Commission by both FPL Group and Constellation Energy. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Constellation Energy will file with the SEC in connection with the proposed merger. Additional factors that may affect the future results of FPL Group or Constellation Energy are set forth in their respective filings with the SEC. Investors and security holders may obtain free copies of these documents at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by FPL Group at www.fplgroup.com/investor. Investors and security holders may obtain free copies of the documents filed by Constellation Energy at www.constellation.com/investors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Neither FPL Group nor Constellation Energy undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Please copy, post or route this important information